File No. 82-1264   03 JUL -2 AM 7:21



BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

June 27, 2003

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Dear Sirs,

We have made public the following messages today.

・"Bridgestone Raises Projections for Sales and Earnings"

In accordance with the Rule 12g 3-2(b), we herewith enclose above document.

Sincerely,

Akira Suzuki
Treasurer
Bridgestone Corporation

dlw 7/2



NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615
www.bridgestone.co.jp

FOR IMMEDIATE RELEASE
Contact: K. Kitawaki/S. Hata
(81-3) 3563-6811

Bridgestone Raises Projections for Sales and Earnings

Tokyo (June 27, 2003)—Bridgestone Corporation announced today that its interim sales and earnings for the six months ending June 30 will be substantially higher than the projections announced previously. The company also has raised its projected sales and earnings figures for the full year.

Management now expects net income for the first half to total ¥29 billion. That is about 32% higher than the projection announced on February 21, when the company announced its 2002 fiscal results. Management anticipates that net income for the full year will reach ¥77 billion. That is about 10% higher than the earlier projection.

Underlying the greatly improved outlook for earnings is stronger-than-expected sales growth. Bridgestone's Japanese exports are growing faster than management originally projected. The sales performance of operations in the Americas and in Europe is also exceeding expectations. Another contributor to the higher-than-expected figures for sales and earnings is the strengthening of the euro.

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Summary of Revised Projections and Previous-Year Results

Bridgestone Corporation has prepared the following figures in accordance with accounting practices generally accepted in Japan.

Interim Projections for January 1 to June 30, 2003

(¥ million, percent)

	Net sales	Ordinary income	Net income
Current projection	1,110,000	60,000	29,000
Previous projection	1,080,000	46,000	22,000
Increase			
¥ million	30,000	14,000	7,000
Percent	2.8	30.4	31.8

Full-Year Projections for January 1 to December 31, 2003

(¥ million, percent)

	Net sales	Ordinary income	Net income
Current projection	2,280,000	140,000	77,000
Previous projection	2,240,000	125,000	70,000
Increase			
¥ million	40,000	15,000	7,000
Percent	1.8	12.0	10.0

Fiscal 2002 Results

(¥ million)

	Net sales	Ordinary income	Net income
Interim	1,093,535	55,695	24,477
Full year	2,247,769	147,871	45,378

Parent Company Interim Projections for January 1 to June 30, 2003
(¥ million, percent)

	Net sales	Ordinary income	Net income
Current projection	370,000	53,000	31,000
Previous projection	355,000	45,000	27,000
Increase			
¥ million	15,000	8,000	4,000
Percent	4.2	17.8	14.8

Parent Company Full-Year Projections for January 1 to December 31, 2003
(¥ million, percent)

	Net sales	Ordinary income	Net income
Current projection	760,000	107,000	63,000
Previous projection	745,000	100,000	60,000
Increase			
¥ million	15,000	7,000	3,000
Percent	2.0	7.0	5.0

Parent Company Fiscal 2002 Results
(¥ million)

	Net sales	Ordinary income	Net income
Interim	343,359	51,248	29,492
Full year	741,045	118,700	34,020

-end-